UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39173

I-MAB

55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District

Shanghai, 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Board and Management Changes

I-Mab (Nasdaq: IMAB) (the “Company”) today announced its changes in the board of directors and the management team.

Mr. Shuai Chen has been nominated by Hony Capital and appointed as a member of the board of directors of the Company and a member of the Audit Committee, effective on April 3, 2023, replacing Dr. Lin Li, Ph.D. of Hony Capital, who resigned on the same day.

Mr. Chen joined Hony Capital in 2003 and is currently a Partner and Managing Director of Hony Capital and Managing Director of Hony private equity investment fund. Mr. Chen is also a member of the investment committee of Hony real estate investment fund. Mr. Chen has extensive experience in investment management, supplier management and retail business. Currently, Mr. Chen also serves as a non-executive director of Century Ginwa Retail Holdings Limited (a company listed on The Stock Exchange of Hong Kong Limited (the “HKEX”); stock code: 0162) and an executive director, chairman of the board and acting chief executive officer of Hospital Corporation of China Limited (a company listed on HKEX; stock code: 3869). Mr. Chen received a Master of Business Administration degree from the China Europe International Business School in 2010 and a bachelor’s degree in economics from Beijing Forestry University in 1997.

In addition, Mr. Yifei Zhu, Chief Commercial Officer and Mr. Yunhan Lin, Vice President of Corporate Development will leave the Company as pre-arranged, effective April 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Richard Yeh
Name	:	Richard Yeh
Title	:	Chief Operating Officer and Interim Chief Financial Officer

Date: April 3, 2023